UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-41789

NOCO-NOCO INC.

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of Completion of the Business Combination between noco-noco Pte. Ltd. and Prime Number Acquisition I Corp. and Planned Trading of Ordinary Shares and Warrants on Nasdaq

On August 28, 2023, noco-noco Inc. (the “Company”) issued a press release announcing the completion of the business combination between noco-noco Pte. Ltd. and Prime Number Acquisition I Corp. on August 25, 2023 (the “Business Combination”) and that the ordinary shares and warrants of the Company are expected to commence trading on Nasdaq Capital Market on August 28, 2023.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 28, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name: Masataka Matsumura
Title: Director and CEO

Date: August 28, 2023